UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 11, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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Banco Bradesco S.A.
Corporate Taxpayer's No. 60.746.948/0001-12
Registration Number No. 35.300.027.795
Publicly-Held Company
Summarized Minutes of the Special Shareholders' Meeting held on August 30, 2019

Date, Time, Location: On August 30, 2019, at 10 a.m., at the headquarters, Núcleo Cidade de Deus, Salão Nobre, 5º andar, Prédio Vermelho, Vila Yara, Osasco, SP, CEP 06029-900.

Board of the Meeting: Chairman: Luiz Carlos Trabuco Cappi; Secretary: Antonio José da Barbara.

Attendance: Company's shareholders representing more than two thirds of the voting capital stock, pursuant to the Final Voting Map (**Annex I**).

Legal Presence: Managers of the Company and representatives of the Fiscal Council and of KPMG Auditores Independentes.

Previous Publications: the Call Notice was published on July 30 and 31 and on August 1, 2019, in the newspapers "Diário Oficial do Estado de São Paulo", respectively, pages 28, 12 and 28; and "Valor Econômico", respectively, pages B11, A13 and B9.

Documents made Available: Mr. Chairman informed those present that since July 29, 2019, have been available to shareholders and the general market on the websites of the Company (banco.bradesco/ri), B3 (www.b3.com.br) and CVM. (www.cvm.gov.br), in addition to the above-mentioned Call Notice, the following documents that were placed on the table for shareholders' appreciation: **1)** the Board of Directors' proposal for the merger by this Company of Banco Bradesco Cartões S.A. ("Bradesco Cartões"), Corporate Taxpayer's No. 59.438.325/0001-01 ("Merger Transaction"); **2)** the Material Fact regarding the Merger Operation; **3)** the Instrument of Protocol and Justification of Merger signed, according to Articles 224, 225 and 227 of Act No. 6.404/76, between Banco Bradesco S.A. ("Absorbing Company") and Bradesco Cartões ("Absorbed Company"), on July 29, 2019, hereafter simply designated Instrument of Protocol, and its annexes (the appraisals of the net equities of the Company and Bradesco Cartões, for the book value,

accompanied by the respective Balance Sheets of June 30, 2019); **4)** the Minutes of the Fiscal Council Meeting, held on July 29, 2019, which recorded the favorable opinion of that Body to the approval, by the Company's shareholders, of the Merger Transaction; and **5)** all other information required by current regulations, including the Manual for Participation in this Meeting.

Remote Vote: The attending shareholders resolved to waive the reading of the Consolidated Voting Map disclosed to the market on August 29, 2019, pursuant to Paragraph Four of Article 21-W of CVM Instruction No. 481/09, introduced by CVM Instruction No. 561/2015, which was also put on the table for the shareholders' resolution along with the aforementioned documents.

Resolutions: observed the Agenda of the Shareholders' Meeting, listed in the Call Notice referred to above, the Company's shareholders:

1) ratified the appointment of KPMG Auditores Independentes ("KPMG") to prepare the Appraisal Reports at book value of this Company and of Bradesco Cartões, on the date of June 30, 2019;

2) approved the mentioned Appraisal Reports of this Company and Bradesco Cartões, prepared by KPMG and which are annexed to the Instrument of Protocol;

3) approved the Instrument of Protocol and its annexes, both in the forms and contents in which they were drafted, especially as regards the numbers contained therein, the transcripts of which were waived, which, initialed by the Chairman and the Secretary, shall be filed in the Company, in accordance with Article 130 of Act No. 6.404/76, and shall be filed with these Minutes for registration with the São Paulo State Board of Trade;

4) approved the merger of Bradesco Cartões by this Company, in accordance with the provisions of articles 224, 225 and 227 of Act No. 6.404/76 and subject to the terms and conditions contained in the Instrument of Protocol.

The Chairman then said that: **1)** bearing in mind that Bradesco owns 100% of Bradesco Cartões' capital stock: **1.1)** there will be no exchange relationship for not involving minority shareholders; **1.2)** Bradesco Cartões' shareholders' equity will be eliminated against the balances of the captions "Investments" and "Equity Valuation Adjustment - Marking of Securities at Market Value", both recorded in Bradesco's financial statements, which fully reflect Bradesco Cartões' equity; **1.3)** the Merger Transaction, for the reasons explained above, will not result in a capital increase, change in the number of shares issued by Bradesco, or any change in its bylaws; **2)** The Company's Board of Executive Officers is authorized to perform all acts necessary for the execution of the transaction hereby approved, under the terms and conditions of the Instrument of Protocol, being responsible for the fulfillment of all legal formalities and for proceeding before all Federal, State and Municipal Government agencies, to the cancellation of registrations in the name of Bradesco Cartões, being able, therefore, to sign any and all papers, forms, requests and other documents necessary for this purpose; and **3)** the Merger Transaction hereby approved will only be effective and become effective after its approval by the Central Bank of Brazil.

Drawing up and Publication of the Minutes: authorized the drawing up of the Minutes in the form of a summary, as well as its publication without the signatures of the attending shareholders, as provided for in Paragraphs One and Two of Article 130 of the Law No. 6,404/76.

Quorum of Resolutions: approved by absolute majority vote, as shown in the Final Voting Map (**Annex I**), which details the number of approvals, rejections and abstentions of each resolution, and it is recorded that the results of the Meeting already include the votes cast by means of: **i)** the electronic voting platform (www.proxyvoting.com.br) made available by the Company which counted the votes received until 11 a.m. on the last day August 27; and **ii)** the Distance Voting Ballots received by the Company during the period from July 29 to August 23, 2019, as set forth in Article 21-B of CVM Instruction No. 481/09.

Approval and Signing of the Minutes: after being drawn up and read, these Minutes were approved and signed by all the attending shareholders, inclusive by the

representative of KPMG Auditores Independentes, CRC (Regional Accounting Council) 2SP028567/O-1, Mr. Carlos Massao Takauthi, Accountant CRC 1SP206103/O-4. Signed) Chairman: Luiz Carlos Trabuco Cappi – Secretary: Antonio José da Barbara; Administrator: André Rodrigues Cano; Auditor: Carlos Massao Takauthi; Shareholders: Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco, represented by its officers, Messrs. Lázaro de Mello Brandão and Carlos Alberto Rodrigues Guilherme; NCF Participações S.A., represented by its officers, Messrs. Marcelo de Araújo Noronha and André Rodrigues Cano; The Bank of New York Mellon (ADRS), represented by Messrs. André Bernardino da Cruz Filho and José Donizetti de Oliveira; Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, represented by its attorney in fact, Mr. Marcos Paulo Félix da Silva; Investment Fund(s) represented by Santander Securities Services Brasil DTVM S.A. (Annex II), by Banco BNP Paribas Brasil S.A. (Annex III), by BEM DTVM Ltda. (Annex IV), by Itaú Unibanco S.A. (Annex V) and by J.P. Morgan S.A. DTVM (Annex VI), all represented by its attorney in fact, Mr. Anderson Carlos Koch; and Mr. Jatil Sanchez.

-.

We declare that this present instrument is a free English translation of the Minutes drawn up in the Company's records.

Banco Bradesco S.A.

Instrument of Protocol and Justification of Merger signed between Banco Bradesco S.A. (Absorbing Company) and Banco Bradesco Cartões S.A. (Absorbed Company)

Banco Bradesco S.A., with registered office established at Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, CEP 06029-900, registered with the National Directory of Legal Entities No. 60.746.948/0001-12, bearer of the Board of Trade Company Registration No. 35.300.027.795, hereinafter simply referred to as ***Bradesco***, herein represented by its Officers, Mr. ***André Rodrigues Cano***, Brazilian citizen, married, bank employee, bearer of the Identity Card No. 8.487.985-3, issued by the Public Safety Department, State of São Paulo, registered with the Brazilian Treasury Department as an Individual Taxpayer No. 005.908.058/27; and Mr. ***Edson Marcelo Moreto***, Brazilian citizen, married, bank employee, bearer of the Identity Card No. 19.121.312-3, issued by the Public Safety Department, State of São Paulo, registered with the Brazilian Treasury Department as an Individual Taxpayer No. 091.302.478/37, both domiciled at Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, CEP 06029-900; and ***Banco Bradesco Cartões S.A.***, with registered office established at Núcleo Cidade de Deus, Prédio Prata, 4º andar, Vila Yara, Osasco, São Paulo, CEP 06029-900, registered with the National Directory of Legal Entities No. 59.438.325/0001-01, bearer of the Board of Trade Company Registration No. 35.300.120.990, hereinafter simply referred to as ***Bradesco Cartões***, herein represented by its Officers, Mr. ***André Rodrigues Cano***, identified above; and Mr. ***Francisco José Pereira Terra***, Brazilian citizen, married, bank employee, bearer of the Identity Card No. 13.739.154-7, issued by the Public Safety Department, State of São Paulo, registered with the Brazilian Treasury Department as an Individual Taxpayer No. 111.112.668/24, domiciled at Alameda Rio Negro, no. 585, 15º andar, Edifício Bradesco, Alphaville, Barueri, São Paulo, CEP 06454-000, enter into this "Instrument of Protocol and Justification of Merger" according to the provisions set forth in Articles 224, 225 and 227 of the Act 6.404/76 and subsequent amendments, by means of which the operation of Merger of ***Bradesco Cartões*** by ***Bradesco*** shall be submitted to the examination and resolution of the shareholders of the Companies in Special Shareholders' Meetings to be held on 08.30.2019, and which, once authorized, shall meet the following conditions:

I. it intends to promote the corporate reorganization in order to: a) seek greater operational synergy and efficiency, with the consequent optimization and rationalization of the financial, operating, administrative and legal costs resulting from the maintenance of ***Bradesco Cartões***; b) consolidate the strategy of the business concerning the operation of cards/account holders portfolio (credit and debit cards) in a single legal entity, Bradesco; and c) simplify the communication with the account holders and the market, considering the standardization of the client base and the fact that the brand

./.

Bradesco Cartões is already consolidated and the benefits already ensured to clients will not be changed;

II. it will be carried out on 8.30.2019, based on the specific Balance Sheets prepared on 6.30.2019 by the Companies involved;

III. KPMG Auditores Independentes, with registered office established in the Municipality of Osasco, State of São Paulo, at Avenida Dionysia Alves Barreto, no. 500, 10º andar, conjuntos 1001, 1002, 1003, 1004, 1009 and 1010 registered with the National Directory of Legal Entities No. 57.755.217/0022-53, registered with the Regional Council of Accountancy No. 2SP028567/O-1 F SP, which appointment shall be ratified by the General Meetings of the Companies involved, shall be responsible for the appraisals of the net equities of ***Bradesco*** and ***Bradesco Cartões***, for the book value, in the respective reference date 6.30.2019;

IV. according to the specific balance sheets of the Companies, the following net equities were appraised: ***Bradesco*** - BRL 133,636,476,147.67 and ***Bradesco Cartões*** - BRL 8,663,864,931.03 on the reference date 6.30.2019;

V. the three billion, eight hundred and nine million, two hundred and sixty-two thousand, six hundred and four (3,809,262,604) shares issued by ***Bradesco Cartões*** shall be cancelled as a result of the merger;

VI. considering that ***Bradesco*** holds the total capital share of ***Bradesco Cartões***, there will be no relation of substitution or issue of new shares by ***Bradesco***, and the net equity of ***Bradesco Cartões*** shall be extinguished, in exchange for the item "Investments", registered at ***Bradesco***, which fully reflects the net equity of ***Bradesco Cartões***;

VII. as a result of the previous item, once the operation of merger of ***Bradesco Cartões*** is approved, there will be no increase of the capital stock of ***Bradesco***, and the stocks that represent the capital stock of said company shall not be altered;

VIII. considering that ***Bradesco Cartões*** does not have minority shareholders, the provisions set forth in Articles 137 and 264 of the Corporation Law shall not apply;

./.

IX. the changes in equity verified in *Bradesco Cartões* between the reference date of 6.30.2019 and the consolidation of the merger operation (8.30.2019) shall become part of the accounting events of that Company and, on the date of the event, shall be transferred to *Bradesco*;

X. *Bradesco* shall accept all obligations of *Bradesco Cartões*, or the ones that are imposed to it, in addition to any rights known in the present or in the future, related to the properties, rights and obligations that comprise the net equity of *Bradesco Cartões* to be merged by *Bradesco*, pursuant to the provisions set forth in the *caput* of Article 227 of the Act 6.404/76. Said succession effects referred to in Article 227 also reach the agreements with suppliers, agreements, business partnerships and bank correspondents, as applicable, necessary for the continuity of the operations after the merger;

XI. once the values set forth in this Instrument are confirmed and the respective reports are approved, the merger operation shall be consolidated, with the winding up of *Bradesco Cartões*, and *Bradesco* shall succeed it;

XII. the merger shall not cause any change to the By-Laws of *Bradesco*;

XIII. the operation shall be submitted to the approval and ratification by the Central Bank of Brazil;

XIV. the "Instrument of Protocol and Justification of Merger, the Appraisal Reports based on book value, accompanied by the respective Balance Sheets of the Companies, are part of this "Instrument of Protocol and Justification of Merger".

In witness whereof, the parties sign this "Instrument of Protocol and Justification of Merger" in six (06) counterparts of equal form and content, for a single purpose, before the witnesses below.

Osasco, State of São Paulo, July 29th, 2019.

____

Banco Bradesco S.A.

André Rodrigues Cano *Edson Marcelo Moreto*

./.

____

Banco Bradesco Cartões S.A.

André Rodrigues Cano *Francisco José Pereira Terra*

Witnesses:

________________________	________________________
Ismael Ferraz	Marcelo Fonseca
Identity Card No.: 8.941.370-2/SSP-SP	Identity Card no. 21.429.738-X/SSP-SP
Individual Taxpayer Registration	Individual Taxpayer Registration
no. 006.404.048-80	no. 112.203.068-19

KPMG

KPMG Auditores Independentes
Dionysia Alves Barreto Avenue, 500, 10th floor
06086-050 - Sao Osasco / SP - Brazil
Postbox 79518 - Postal Code 04707-970 - São Paulo / SP - Brazil
Phone +55 (11) 2856-5300
www.kpmg.com.br

Audit of Net Book Value of Shareholders' equity by Means of the Accounting Records

To
The Shareholders and the Board of Directors of
Banco Bradesco S.A.
Osasco - Sao Paulo

Information on the audit firm

1. 1. KPMG Auditores Independentes, a company established in the city of Osasco, at Avenida Dionysia Alves Barreto, 500, 10th floor, registered in the National Register of Legal Entities of the Ministry of Finance under no. 57.755.217 / 0022-53, registered with the Regional Accounting Council of the State of São Paulo under no. SP-028567 / F, represented by its undersigned partner, Mr. Carlos Massao Takauthi, Accountant, bearer of RG No. 20.522.133- SSP / SP, registered with the CPF under No. 144.090.838-99 and the Regional Council of Accounting of the State of São Paulo under No. 1SP206103 / O-4, resident and domiciled in São Paulo / SP with office at the same address as the represented, nominated by management of Banco Bradesco SA ("Institution") - CNPJ 60.746.948/0001-12, to carry out the audit of net book value of shareholders' equity as of June 30, 2019, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, presents the results of its works.

Objective of the audit of Net Book Value

2. The evaluation of net book value of shareholders' equity of Banco Bradesco S.A. as of June 30, 2019 is intended to meet the requirement of Article 227 of Law No. 6,404 of 1976 and will be used as a basis for the process of incorporation of the net book value of shareholders' equity Banco Bradesco Cartões S.A. by Banco Bradesco S.A., pursuant to the merger Protocol and Justification entered between the parties on July 29, 2019.

Responsibility of management for the financial information

3. The institution's management is responsible for the bookkeeping and preparation of accounting information in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, as well as the relevant internal controls that it has determined necessary for allow the preparation of such accounting information free of material misstatement, regardless of whether caused by fraud or error. The summary of the main accounting practices adopted by the Institution is described in Appendix II of the appraisal report.

Scope of work and responsibility of the independent auditor

4. Our responsibility is to express a conclusion on the net book value of the Banco Bradesco S.A. shareholder's equity as of June 30, 2019, based on the work conducted in accordance with CTG Technical Statement 2002, approved by the Federal Accounting Council (CFC), which provides for the application of audit examination procedures in the balance sheet of the Institution. Thus, we carried out the examination of Banco Bradesco S.A.'s balance sheet according to Brazilian and international auditing standards, which require the fulfillment of ethical requirements by the auditor and that the audit be planned and performed for the purpose of obtaining reasonable

assurance that the shareholders' equity calculated for the preparation of our audit of net book value is free of significant distortions.

5. An audit involves the carrying out of procedures selected to obtain evidence related to the book values. The procedures selected depend on the auditor's judgment, including an evaluation of the risk of significant distortions in the shareholders' equity, irrespective of whether these are caused by fraud or errors. In this assessment of risks, the auditor considers relevant internal controls for the preparation of balance sheet of the Institution, to plan the audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the efficacy of these internal controls of the Institution. An audit also includes the evaluation of the adequacy of adopted accounting policies and reasonability of accounting estimates made by Management. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6. Based on the work performed, we conclude that the amount of R$ 133.636.476.147,67 (one hundred and thirty-three billion and six hundred and thirty-six million and four hundred and seventy-six thousand and one hundred and forty-seven reais and sixty and seven cents), according to the Balance Sheet as of June 30, 2019, recorded in the accounting books and summarized in Appendix I, represents, in all material respects, the book value of shareholder's equity of Banco Bradesco SA, evaluated in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Osasco, July 29, 2019

KPMG Auditores Independentes
CRC SP-028567/F

Original report in Portuguese signed by

Carlos Massao Takauthi
Accountant CRC 1SP206103/O-4

Appendix I - Balance Sheet

BANCO BRADESCO S.A.
Individual Statement of Financial Position on June 30

Assets	
Current	**602,770,994,012.40**
Funds Available	14,275,633,440.77
Interbank Investments	**160,837,905,238.51**
Securities purchased under agreements to resell	99,046,796,291.79
Interest-earning deposits in other banks	61,791,345,311.28
Allowance for loan losses	(236,364.56)
Securities And Derivative Financial Instruments	**125,734,280,127.92**
Own portfolio	35,859,799,544.74
Subject to repurchase agréments	62,454,345,325.10
Derivative financial instruments	15,404,782,553.17
Subject to the Brazilian Central Bank	3,422,587,304.34
Subject to collateral provided	8,367,805,992.82
Securities purpose of unrestricted purchase and sale commitments	224,959,407.75
Interbank Accounts	**92,873,395,831.54**
Payments and receipts to settle	6,056,493,131.53
Restricted credits:	
- Restricted deposits - Brazilian Central Bank	86,795,056,201.27
- SFH - Financial Housing System	20,076,475.45
Correspondent banks	1,770,023.29
Interdepartmental Accounts	**120,937,592.41**
Internal transfer of funds	120,937,592.41
Loan Operations	**116,438,068,769.98**
Loan operations:	
- Public sector	181,684,000.00
- Private sector	129,853,350,910.15
Credit Operations Related to Disposal	801,294,928.26
Allowance for loan losses	(14,398,261,068.43)
Other Receivables	**90,454,000,245.42**
Receivables on sureties and guarantees honored	393,331,621.30
Foreign exchange portfolio	41,702,283,000.00
Receivables	9,227,578,001.17
Securities trading	346,179,989.34
Sundry	39,928,783,358.76
Allowance for other loan losses	(1,144,155,725.15)
Other assets	**2,036,772,765.85**
Other assets	2,530,453,716.70
Provision for depreciation	(1,631,319,138.82)
Prepaid expenses	1,137,638,187,97
Long-term receivables	**400,266,866,848.37**

Interbank Investments	**27,084,383,284.44**
Interest-earning deposits in other banks	27,084,383,284.44
Securities And Derivative Financial Instruments	**170,864,765,917.54**
Own portfolio	62,809,135,926.38
Subject to repurchase agréments	98,247,001,828.44
Derivative financial instruments	7,722,887,151.44
Privatization rights	4,199,663.01
Subject to collateral provided	1,505,861,284.39
Securities purpose of unrestricted purchase and sale commitments	575,680,063.88
Interbank Accounts	**210,088,979.88**
Restricted credits:	
- SFH - Financial Housing System	210,088,979.88
Loan Operations	**159,971,930,489.66**
Loan operations:	
- Public sector	3,999,999,898.08
- Private sector	164,193,016,219.53
Credit Operations Related to Disposal	5,825,197,719.14
Allowance for loan losses	(14,046,283,347.09)
Other Receivables	**41,920,255,200.67**
Securities trading	547,796,484.71
Sundry	41,379,149,744.16
Allowance for other loan losses	(6,691,028.20)
Other assets	**215,442,976.18**
Prepaid expenses	215,442,976.18
Permanent Assets	**129,619,583,997.80**
Investments	**119,225,104,513.01**
Investments in associates and jointly controlled:	
- Local	116,422,548,564.90
- Overseas	2,788,671,056.10
Other investments	23,753,652.87
Allowance for losses	(9,868,760.86)
Premises And Equipment	**4,440,024,470.91**
Premises and equipment	102,526,573.70
Other premises and equipment	9,621,693,955.48
Accumulated depreciation	(5,284,196,058.27)
Fixed Assets for Leasing	**632,634.57**
Leased Assets	1,596,422.53
Accumulated depreciation	(963,787.96)
Intangible Assets	**5,953,822,379.31**
Intangible Assets	14,312,426,369.80
Accumulated amortization	(8,358,603,990.49)
Total	**1,132,657,444,858.57**

Liabilities	
Current	**668,674,157,227.04**
Deposits	**221,943,499,851.67**
Demand deposits	32,076,831,246.60
Savings deposits	108,497,429,823.88
Interbank deposits	16,312,536,567.51
Time deposits	65,056,702,213.68
Securities Sold Under Agreements To Repurchase	**256,086,914,734.45**
Own portfolio	160,973,919,998.53
Third-party portfolio	91,453,804,627.37
Unrestricted portfolio	3,659,190,108.55
Funds From Issuance Of Securities	**77,259,026,572.61**
Mortgage and real estate notes, letters of credit and others	75,504,702,201.27
Securities issued abroad	1,123,777,337.16
Structured Operations Certificates	630,547,034.18
Interbank Accounts	**1,532,311,753.83**
Cash Receipts of Payments Pending Settlement	174,490,578.73
Correspondent banks	1,357,821,175.10
Interdepartmental Accounts	**4,539,017,025.74**
Asset Management In Transit	4,539,017,025.74
Borrowing	**28,944,485,976.80**
Borrowing Abroad	28,944,485,976.80
Local Onlending - Official Institutions	**7,074,076,781.26**
National treasury	101,976,449.78
BNDES (National Bank for Economic and Social Development)	2,364,972,756.56
FINAME (Fund for Financing the Acquisition of Industrial Machinery and Equipment)	4,607,000,983.49
Other institutions	126,591.43
Derivative Financial Instruments	**15,583,021,666.19**
Derivative Financial Instruments	15,583,021,666.19
Other Liabilities	**55,711,802,864.49**
Collection and tax payments and other contributions	4,462,738,744.54
Foreign exchange portfolio	25,937,324,269.42
Social and statutory	3,624,043,477.59
Fiscal and social security	1,257,127,440.56
Securities trading	622,604,597.38
Subordinated debts	6,714,370,712.17
Sundry	13,093,593,622.83
Long-term liabilities	**330,266,878,344.59**
Deposits	**131,096,185,494.40**
Interbank deposits	2,816,906,578.31
Time deposits	128,279,278,916.09
Securities Sold Under Agreements To Repurchase	**1,226,976,424.96**
Own portfolio	1,226,976,424.96
Funds From Issuance Of Securities	**102,042,729,317.52**
Mortgage and real estate notes, letters of credit and others	99,205,632,575.18

Securities issued abroad	2,649,797,983.08
Structured Operations Certificates	187,298,759.26
Borrowing	**1,791,476,579.35**
Borrowing Abroad	1,791,476,579.35
Local Onlending - Official Institutions	**16,744,059,251.28**
BNDES (National Bank for Economic and Social Development)	8,030,806,633.95
FINAME (Fund for Financing the Acquisition of Industrial Machinery and Equipment)	8,713,252,617.33
Derivative Financial Instruments	**7,900,100,329.58**
Derivative Financial Instruments	7,900,100,329.58
Other Liabilities	**69,465,350,947.50**
Fiscal and social security	2,791,537,424.02
Subordinated debts	11,733,956,441.07
Eligible Debt Capital Instruments	36,076,416,893.08
Sundry	18,863,440,189.33
Deferred income	**79,933,139.27**
Deferred income	79,933,139.27
Shareholders' Equity	**133,636,476,147.67**
Capital:	
- Domiciled in Brazil	74,618,686,733.78
- Domiciled abroad	481,313,266.22
Capital reserves	11,441,258.19
Profit reserves	53,410,916,157.96
Asset valuation adjustments	5,554,632,912.12
Treasury shares	(440,514,180.60)
Total	**1,132,657,444,858.57**

Appendix II

1) FINANCIAL STATEMENTS PRESENTATION

Bradesco's Financial Statements were prepared based on accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09 as they relate to the accounting for operations, associated with the rules and instructions of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and of the Brazilian Securities and Exchange Commission (CVM), when applicable.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

On June 30, 2019, the financial statements were prepared to assist the Management's specific objectives related to the incorporation process of Banco Bradesco Cartões S.A. (Bradesco Cartões), with Banco Bradesco S.A. Thus, in accordance with Bacen Circular No. 3,017/00, comparative financial statements are not presented.

2) SIGNIFICANT ACCOUNTING PRACTICES

a) Functional and presentation currencies

Financial statements are presented in Brazilian reais, which is also Bradesco's functional currency.

b) Income and expense recognition

The result is determined in accordance with the regime of competence, which establishes that revenues and expenditures should be included in the calculation of the results of the periods in which they occur, always simultaneously when they are correlated, irrespective of receipt or payment.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Operations with post-fixed rates or those indexed to foreign currencies are restated until the balance sheet date.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

d) Interbank investments

Securities purchased under agreements to resell are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

e) Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded.They are recognized at cost, plus income earned and adjusted to fair value with changesrecognized in the Statement of Income for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders' equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the individual financial statement at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

f) Derivative Financial Instruments (assets and liabilities)

Derivate instruments are classified based on the Management's objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes

Operations involving derivative financial instruments are designed to meet the Bank's own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recorded in profit-and-loss and shareholders' equity accounts.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

- Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

- Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the Statement of Income.

g) Loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk);
and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to contract, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated loans are maintained at least at the same level in which they were classified on the date of renegotiation.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management's assessment of the credit risk.

Leasing operations

The portfolio of leasing operations consists of contracts firmed with the support of Decree No. 140/84, of the Ministry of Finance, which contains clauses of: non-cancellation; (b) purchase option; and c) post-fixed or fixed restatement and are accounted for in accordance with the standards established by Bacen, as follows:

I- **Leasing receivables**

Reflect the balance of installments receivable, restated according to the indexes and criteria established by contractual agreement.

II- **Unearned revenues from leases and Guaranteed Residual Value (GRV)**

Recorded at the contractual amount, conversely to adjusted accounts of unearned Revenues from leasing and residual Value to balance, both submitted through negotiated conditions. The GRV received in advance is recorded in Other Liabilities – Creditors by Anticipation of the Residual Value until the date of contractual termination. The adjustment at present value of the lease payments and the GRV receivable from the financial leasing operations is recognized as excessive/insufficient depreciation on leased assets, in order to reconcile the accounting practices. In operations in arrears equal to or greater than 60 days, the appropriation to the result occurs upon receipt of contractual installments, in accordance with CMN Resolution No. 2,682/99.

III- **Fixed assets for leasing operations**

It is recorded at acquisition cost, minus the accrued depreciations. The depreciation is calculated using the linear method, with the benefit of a 30% reduction in the normal life cycle of the asset, provisioned in the current legislation. The main annual rates of depreciation used, as base for this reduction, are the following: vehicles and related, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV- **Losses on leases**

The losses recorded in the sale of leased assets are deferred and amortized over the remaining normal life cycle of assets, and are shown along with the Fixed Assets for Leasing Operations.

V- **Excessive (insufficient) depreciation**

The accounting records of leasing operations are maintained as legal requirements, specific for this type of operation. The procedures adopted and summarized in items "II" to "IV" above differ from the accounting practices provisioned in the Brazilian corporate law, especially concerning the regime of competence in the record of revenue and expenses related to lease contracts. As a result, in accordance with Bacen Circular No. 1,429/89, the present value of outstanding leasing installments was calculated, using the internal rate of return of each contract, recording a leasing revenue or expenditure, conversely to the entries of excessive or insufficient depreciation, respectively, recorded in Permanent Assets, with the objective of adapting the leasing operations to the regime of competence.

h) **Income tax and social contribution (assets and liabilities)**

The tax credits of income tax and social contribution on the net profit, calculated on the tax loss, negative base of social contribution and of temporary additions, are recognized in "Other Receivables - Sundry" and the provisions for the deferred tax liabilities on the onset of depreciation, adjustments to the market value of securities, restatement of judicial deposits, among others, are recognized in "Other Liabilities - Tax and Social Security", whereby for the onset of depreciation only the income tax rate is applied.

The tax credits on the temporary additions will be made on the use and/or reversal of the respective provisions on which they were constituted. Tax credits on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Tax credits are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. The social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

i) **Prepaid expenses**

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution's assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of loans to the banking correspondents related to loans originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular Letter No. 3,738/14.

j) **Investments**

Investments in affiliates, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at acquisition cost, less impairment, when applicable.

k) **Premises and equipment**

Corresponds to rights whose objects are tangible assets intended for maintenance of activities or which are exercised for such purpose, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 20% per annum; and data processing systems – 20% per annum, and adjusted for impairment, when applicable.

l) **Deferred Asset**

It is recorded at cost of acquisition or composition, net of their accrued depreciation of 20% per annum, calculated using the linear method. Since December 2008, the new operations have been recorded in intangible assets, in accordance with Bacen Circular Letter No. 3,357/08.

m) **Intangible assets**

Correspond to rights purchased whose objects are intangible assets intended for maintenance of the company or which are exercised for such purpose.

Intangible assets comprise:

- Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits.

n) **Impairment**

The financial and non-financial assets are assessed to verify whether there is objective evidence that a loss has incurred in its accounting value.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.
An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value.

o) **Deposits and funds obtained in the open market**

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro rata basis.

p) **Provisions, contingent assets and liabilities and legal obligations – tax and social security**

Provisions, contingent assets and liabilities, and legal obligations are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09, which are:

- Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as virtually certain, and confirmation of the recoverability by receipt or compensation with other liabilities;

- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is assessed as likely, which would entail a probable outflow of resources for the settlement of obligations, and when the sums involved are measurable with sufficient certainty;

- Contingent Liabilities: according to CPC 25, the term "contingent" is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

q) **Other assets and liabilities**

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily pro rata basis), less provision for losses, when deemed appropriate. Liabilities are stated at known or measurable amounts, including related charges and inflation and exchange variations (on a daily pro rata basis).

r) **Subsequent events**

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

KPMG

KPMG Auditores Independentes
Dionysia Alves Barreto Avenue, 500, 10th floor
06086-050 - Sao Osasco / SP - Brazil
Postbox 79518 - Postal Code 04707-970 - São Paulo / SP - Brazil
Phone +55 (11) 2856-5300
www.kpmg.com.br

Audit of Net Book Value of Shareholders' equity by Means of the Accounting Records

To
The Shareholders and the Board of Directors of
Banco Bradesco Cartões S.A.
Osasco - Sao Paulo

Information on the audit firm

1. 1. KPMG Auditores Independentes, a company established in the city of Osasco, at Avenida Dionysia Alves Barreto, 500, 10th floor, registered in the National Register of Legal Entities of the Ministry of Finance under no. 57.755.217 / 0022-53, registered with the Regional Accounting Council of the State of São Paulo under no. SP-028567 / F, represented by its undersigned partner, Mr. Carlos Massao Takauthi, Accountant, bearer of RG No. 20.522.133- SSP / SP, registered with the CPF under No. 144.090.838-99 and the Regional Council of Accounting of the State of São Paulo under No. 1SP206103 / O-4, resident and domiciled in São Paulo / SP with office at the same address as the represented, nominated by management of Banco Bradesco SA ("Institution") - CNPJ 60.746.948/0001-12, to carry out the audit of net book value of shareholders' equity as of June 30, 2019, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, presents the results of its works.

Objective of the audit of Net Book Value

2. The evaluation of net book value of shareholders' equity of Banco Bradesco Cartões S.A. as of June 30, 2019 is intended to meet the requirement of Article 227 of Law No. 6,404 of 1976 and will be used as a basis for the process of incorporation of the net book value of shareholders' equity Banco Bradesco Cartões S.A. by Banco Bradesco S.A., pursuant to the merger Protocol and Justification entered between the parties on July 29, 2019.

Responsibility of management for the financial information

3. The institution's management is responsible for the bookkeeping and preparation of accounting information in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, as well as the relevant internal controls that it has determined necessary for allow the preparation of such accounting information free of material misstatement, regardless of whether caused by fraud or error. The summary of the main accounting practices adopted by the Institution is described in Appendix II of the appraisal report.

Scope of work and responsibility of the independent auditor

4. Our responsibility is to express a conclusion on the net book value of the Banco Bradesco Cartões S.A. shareholder's equity as of June 30, 2019, based on the work conducted in accordance with CTG Technical Statement 2002, approved by the Federal Accounting Council (CFC), which

provides for the application of audit examination procedures in the balance sheet of the Institution. Thus, we carried out the examination of Banco Bradesco Cartões S.A.'s balance sheet according to Brazilian and international auditing standards, which require the fulfillment of ethical requirements by the auditor and that the audit be planned and performed for the purpose of obtaining reasonable assurance that the shareholders' equity calculated for the preparation of our audit of net book value is free of significant distortions.

5. An audit involves the carrying out of procedures selected to obtain evidence related to the book values. The procedures selected depend on the auditor's judgment, including an evaluation of the risk of significant distortions in the shareholders' equity, irrespective of whether these are caused by fraud or errors. In this assessment of risks, the auditor considers relevant internal controls for the preparation of balance sheet of the Institution, to plan the audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the efficacy of these internal controls of the Institution. An audit also includes the evaluation of the adequacy of adopted accounting policies and reasonability of accounting estimates made by Management. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6. Based on the work performed, we conclude that the amount of R$ 8,663,864,931.03 (eight billion six hundred sixty three million eight hundred sixty four thousand nine hundred thirty one reais and three cents), according to the Balance Sheet as of June 30, 2019, recorded in the accounting books and summarized in Appendix I, represents, in all material respects, the book value of shareholder's equity of Banco Bradesco Cartões S.A, evaluated in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Osasco, July 29, 2019

KPMG Auditores Independentes
CRC SP-028567/F

Original report in Portuguese signed by

Carlos Massao Takauthi
Accountant CRC 1SP206103/O-4

Appendix I - Balance Sheet

Banco Bradesco Cartões S.A.

Company of the Bradesco Organization

CNPJ 59.438.325/0001-01

Headquarters: Cidade de Deus - Prédio Prata - 4º andar - Vila Yara - Osasco - SP

Financial Statement on June 30, 2019 - In Reais

CURRENT ASSETS	**30.461.106.387,53**
CASH AND CASH EQUIVALENTS	128.015.614,94
INTERBANK INVESTMENTS	**3.300.943.741,24**
Securities Purchased Under Agreements to Resell	3.161.649.610,49
Interbank Deposits	139.294.130,75
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**21.718.643,17**
Derivative Financial Instruments	21.718.643,17
INTERBANK and INTERDEPARTMENTAL ACCOUNTS	**526.612,51**
Reserve requirement - Central Bank of Brazil	387.084,05
Internal Transfer of Funds	139.528,46
LOANS	**2.956.405.259,56**
Loans - Private Sector	5.267.186.320,49
Allowance for Loan Losses	(2.310.781.060,93)
OTHER RECEIVABLES	**24.005.463.515,05**
Sundry	24.611.046.238,14
Allowance for Losses on Other Receivables	(605.582.723,09)
OTHER ASSETS	**48.033.001,06**
Other Assets	7.052.736,46
Prepaid Expenses	40.980.264,60
LONG-TERM RECEIVABLES	**2.372.052.046,03**
INTERBANK INVESTMENTS	**415.392.500,08**
Interbank Deposits	415.392.500,08
LOANS	**378.538.175,74**
Loans - Private Sector	572.403.628,71
Allowance for Loan Losses	(193.865.452,97)
OTHER RECEIVABLES	**1.566.162.688,08**
Receivables	14.093.536,64
Sundry	1.552.104.008,41
Allowance for Losses on Other Receivables	(34.856,97)
OTHER ASSETS	**11.958.682,13**
Prepaid Expenses	11.958.682,13
PERMANENT ASSETS	**15.174.490.614,69**
INVESTMENTS	**14.538.068.283,85**
Equity Investment in Unconsolidated and Jointly Controlled Companies:	
- In Brazil	14.538.066.345,37
Other Investments	1.938,48
PREMISES AND EQUIPMENT	**15.851.570,25**
Other Premises and Equipment	62.285.765,18
Accumulated Depreciation	(46.434.194,93)
INTANGIBLE ASSETS	**620.570.760,59**
Intangible Assets	663.834.652,81
Accumulated Amortization	(43.263.892,22)
TOTAL	**48.007.649.048,25**

CURRENT LIABILITIES	**38.518.498.590,02**
DEPOSITS	**15.629.613.861,53**
Interbank deposits	15.629.227.301,41
Other Deposits	386.560,12
INTERBANK and INTERDEPARTMENTAL ACCOUNTS	**20.564.365.111,44**
Unsettled Payments and Receipts	20.483.932.463,79
Third-party Funds in Transit	80.432.647,65
DERIVATIVE FINANCIAL INSTRUMENTS	**5.227.147,54**
Derivative Financial Instruments	5.227.147,54
OTHER LIABILITIES	**2.319.292.469,51**
Payment of Taxes and Other Contributions	4.125.067,64
Social and Statutory	45.156.784,05
Tax and Social Security	382.043.644,06
Sundry	1.887.966.973,76
LONG-TERM LIABILITIES	**825.285.527,20**
DEPOSITS	**791.440.826,93**
Interbank deposits	791.440.826,93
DERIVATIVE FINANCIAL INSTRUMENTS	**1.149.027,00**
Derivative Financial Instruments	1.149.027,00
OTHER LIABILITIES	**32.695.673,27**
Tax and Social Security	17.394.913,69
Sundry	15.300.759,58
SHAREHOLDER'S EQUITY	**8.663.864.931,03**
Capital:	
- Domiciled in Brazil	5.470.960.776,27
Profit Reserves	3.028.233.347,04
Asset Valuation Adjustments	164.670.807,72
TOTAL	**48.007.649.048,25**

The accompanying Notes are an integral part of these Financial Statements.

Appendix II

BANCO BRADESCO CARTÕES S.A.

1) FINANCIAL STATEMENTS PRESENTATION

The Financial Statements were prepared based on accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), with the amendments introduced by Laws No. 11,638/07 and No. 11,941/09 as they relate to the accounting for operations, associated with the rules and instructions of the National Monetary Council (CMN), and the Central Bank of Brazil (Bacen). They include estimates and assumptions, such as: fair value estimates of impairment losses of non-financial assets. Actual results may differ from those based on estimates and assumptions.

On June 30, 2019, the financial statements were prepared to assist the management's specific objectives related to the incorporation process. Thus, in accordance with BACEN Circular No, 3,017/00, comparative financial statements are not presented.

2) SIGNIFICANT ACCOUNTING PRACTICES

a) Functional and presentation currencies

Financial statements are presented in Brazilian reais, which is also the functional currency of Bradesco Cartões.

b) Income and expense recognition

The result is determined in accordance with the regime of competence, which establishes that revenues and expenditures should be included in the calculation of the results of the periods in which they occur, always simultaneously when they are correlated, irrespective of receipt or payment. Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro rata basis and calculated using the compounding method, except when they relate to foreign transactions, which are calculated using the straight-line method.

Operations with post-fixed rates or those indexed to foreign currencies are restated until the balance sheet date.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in the open market, interbank deposits, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by the Institution to manage its short-term commitments.

d) Interbank investments

Securities purchased under agreements to resell are stated at fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

e) Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders' equity, net of tax, which will be transferred to the Statement of Income only when effectively realized. The Institution does not have securities under this category; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period. The Institution does not have securities under this category.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the financial statement at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

f) Derivative Financial Instruments (assets and liabilities)

Derivate instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Institution's own needs in order to manage overall exposure. The gains or losses are recorded in profit-and-loss accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

- Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

- Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the Statement of Income.

g) Loans and leases, other receivables with credit characteristics and allowance for loan losses

Loans and leases and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to contract, debtors and guarantors.

Past-due period	Customer rating
from 15 to 30 days	B

from 31 to 60 days	C
from 61 to 90 days	D
from 91 to 120 days	E
from 121 to 150 days	F
from 151 to 180 days	G
more than 180 days	H

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts after the 60th day and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated loans are maintained at least at the same level in which they were classified on the date of renegotiation. Renegotiations of loans operations that had already been written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management's assessment of the credit risk.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

h) Income tax and social contribution (assets and liabilities)

The tax credits of income tax and social contribution on the net profit, calculated on the tax loss, negative base of social contribution and of temporary additions, are recognized in "Other Receivables - Sundry" and the provisions for the deferred tax liabilities on the adjustments to the market value of securities, restatement of judicial deposits, among others, are recognized in "Other Liabilities - Tax and Social Security".

The tax credits on the temporary additions will be made on the use and/or reversal of the respective provisions on which they were constituted. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. The social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

i) Investments

Investments in subsidiaries and affiliates, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at acquisition cost, less impairment, when applicable.

j) Intangible assets

Correspond to rights purchased whose objects are intangible assets intended for maintenance of the Institution or which are exercised for such purpose.

Intangible assets comprise:

- Future profitability/acquired client portfolio

  They are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

- Software

  They are stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete the software, as well as to reliably measure costs directly attributable to the asset, which will be amortized during the software's estimated useful life, considering the economic benefits to be generated.

k) Impairment

The financial and non-financial assets are assessed to verify whether there is objective evidence that a loss has incurred in its accounting value.
Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value.

l) Deposits

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro rata basis.

m) Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and according to Circular Letter No. 3,429/10, which are:

- Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as virtually certain, and confirmation of the recoverability by receipt or compensation with other liabilities. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

Appendix II

- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is assessed as likely, which would entail a probable outflow of resources for the settlement of obligations, and when the sums involved are measurable with sufficient certainty;

- Contingent Liabilities: according to CPC 25, the term "contingent" is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

n) Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation variations (on a daily pro rata basis), less provision for losses, when deemed appropriate. Liabilities are stated at known or measurable amounts, including related charges and inflation variations (on a daily pro rata basis).

o) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and
- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

bradesco

Annex I of the Summarized Minutes of the Special Shareholders' Meeting held on August 30, 2019 at 10h

FINAL VOTING MAP			COMMON
	AGENDA	VOTE	Quantity of vote
1	Ratify the appointment of KPMG Auditores Independentes to prepare the Appraisal Reports of this Company and of Bradesco Cartões;	APPROVE	3.158.642.358
		REJECT	1.162
		ABSTAIN	5
2	Approve the Appraisal Reports of this Company and of Bradesco Cartões;	APPROVE	3.158.643.520
		REJECT	0
		ABSTAIN	5
3	Approve the "Instrument of Protocol and Justification of Merger", signed between this Company (Absorbing Company) and Bradesco Cartões (Absorbed Company);	APPROVE	3.158.643.085
		REJECT	0
		ABSTAIN	440
4	Approve the merger of Banco Bradesco Cartões, by this Company, in accordance with Articles 224, 225 and 227 of Law No. 6.404/76, as amended.	APPROVE	3.158.643.085
		REJECT	0
		ABSTAIN	440

ANNEX III

Special Shareholders' Meeting of Banco Bradesco S.A. held on August 30, 2019, at 10 a.m.

Funds represented by Banco BNP Paribas Brasil S.A.

ABERDEEN LATIN AMERICAN INCOME FUND LLC
ABERDEEN STANDARD SICAV I - BRAZIL EQUITY FUND
ABERDEEN STANDARD SICAV I - LATIN AMERICAN EQUITY FUND
JANUS HENDERSON EMERGING MARKETS FUND
JANUS HENDERSON EMERGING MARKETS OPPORTUNITIES FUND
JANUS HENDERSON FUND
JANUS HENDERSON FUND EMERGING MARKETS FUND
PARVEST
RBC EMERGING MARKETS EQUITY FUND
RBC FUNDS (LUX) - EMERGING MARKETS EQUITY FUND
STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN

bradesco

A N N E X VI

Special Shareholders' Meeting of Banco Bradesco S.A. held on August 30, 2019, at 10 a.m.

Funds represented by J.P. Morgan S.A. DTVM

BRITISH COAL STAFF SUPERANNUATION SCHEME
BUREAU OF LABOR FUNDS - LABOR PENSION FUND
FORSTA AP-FONDEN
JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND
MINEWORKERS`PENSION SCHEME
MISSOURI EDUCATION PENSION TRUST
NEW YORK STATE COMMON RETIREMENT FUND
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
ROBECO CAPITAL GROWTH FUNDS
SCRI - ROBECO QI CUSTOMIZED EMERGING MARKETS ENHANCED INDEX EQUITIES FUND
SCRI - ROBECO QI INSTITUTIONAL EMERGING MARKETS ENHANCED INDEX EQUITIES FUND
THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045849
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045794
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795
VANGUARD EMERGING MARKETS STOCK INDEX FUND
VANGUARD ESG INTERNATIONAL STOCK ETF
VANGUARD FIDUCIARY TRUST COMPANY INSTITUTIONAL TOTAL INTERNATIONAL STOCK MARKET INDEX TRUST
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS
VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST